SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 1, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/1/2014 to 3/31/2014	10
1/1/2013 to 3/31/2013	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Financial Statements	21
Comments on the Company’s Projections	77
Other Information Deemed as Relevant by the Company	78
Reports and Statements
Unqualified Report on Special Review	80

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 3/31/2014
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/27/2014	Interest on Shareholders’ Equity		Common		0.78633

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter 3/31/2014	Previous Year 12/31/2013
1	Total Assets	28,790,511	28,274,294
1.01	Current Assets	3,388,070	3,254,087
1.01.01	Cash and Cash Equivalents	1,982,472	1,782,001
1.01.03	Accounts Receivable	1,149,609	1,254,908
1.01.03.01	Trade Accounts Receivable	1,017,862	1,120,053
1.01.03.02	Other Accounts Receivable	131,747	134,855
1.01.03.02.01	Balances with Related Parties	131,747	134,855
1.01.04	Inventories	54,111	58,401
1.01.06	Recoverable Taxes	17,841	87,405
1.01.06.01	Current Recoverable Taxes	17,841	87,405
1.01.08	Other Current Assets	184,037	71,372
1.01.08.03	Other	184,037	71,372
1.01.08.03.01	Restricted Cash	97,058	10,333
1.01.08.03.20	Other Accounts Receivable	86,979	61,039
1.02	Noncurrent Assets	25,402,441	25,020,207
1.02.01	Long-Term Assets	915,736	896,781
1.02.01.03	Accounts Receivable	401,412	395,512
1.02.01.03.01	Trade Accounts Receivable	401,412	395,512
1.02.01.06	Deferred Taxes	128,309	114,030
1.02.01.06.01	Deferred Income Tax and Social Contribution	128,309	114,030
1.02.01.08	Receivables from Related Parties	120,669	130,457
1.02.01.08.03	Receivables from Controlling Shareholders	120,669	130,457
1.02.01.09	Other Noncurrent Assets	265,346	256,782
1.02.01.09.04	Escrow Deposits	49,708	54,827
1.02.01.09.05	ANA – National Water Agency	117,705	107,003
1.02.01.09.20	Other Accounts Receivable	97,933	94,952
1.02.02	Investments	77,334	77,699
1.02.02.01	Shareholdings	23,295	23,660
1.02.02.01.04	Other Shareholdings	23,295	23,660
1.02.02.02	Investment Properties	54,039	54,039
1.02.03	Property, Plant and Equipment	237,614	199,496
1.02.04	Intangible Assets	24,171,757	23,846,231
1.02.04.01	Intangible Assets	24,171,757	23,846,231
1.02.04.01.01	Concession Contracts	8,125,416	8,265,936
1.02.04.01.02	Program Contracts	5,642,392	5,281,887
1.02.04.01.03	Service Contracts	10,193,119	10,124,603
1.02.04.01.04	Software License	210,830	173,805

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 3/31/2014	Previous Year 12/31/2013
2	Total Liabilities	28,790,511	28,274,294
2.01	Current Liabilities	2,967,797	2,972,381
2.01.01	Labor and Pension Plan Liabilities	368,980	314,926
2.01.01.01	Pension Plan Liabilities	21,622	36,151
2.01.01.02	Labor Liabilities	347,358	278,775
2.01.02	Trade Accounts Payable	230,651	275,051
2.01.02.01	Domestic Suppliers	230,651	275,051
2.01.03	Tax Liabilities	66,895	115,382
2.01.03.01	Federal Tax Liabilities	61,723	108,604
2.01.03.01.01	Income Tax and Social Contribution Payable	4,611	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	6,572	21,797
2.01.03.01.03	INSS (social security contribution) Payable	30,599	30,822
2.01.03.01.20	Other Federal Taxes	19,941	55,985
2.01.03.03	Municipal Taxes Liabilities	5,172	6,778
2.01.04	Loans and Financing	620,654	640,940
2.01.04.01	Loans and Financing	410,082	560,963
2.01.04.01.01	In Domestic Currency	182,987	344,983
2.01.04.01.02	In Foreign Currency	227,095	215,980
2.01.04.02	Debentures	202,594	79,977
2.01.04.03	Financing through finance lease	7,978	0
2.01.05	Other Liabilities	1,149,386	994,708
2.01.05.01	Payables to Related Parties	1,692	1,791
2.01.05.01.03	Payables to Controlling Shareholders	1,692	1,791
2.01.05.02	Other	1,147,694	992,917
2.01.05.02.01	Dividends and Interest on Equity Payable	456,975	456,975
2.01.05.02.04	Services Payable	423,784	323,208
2.01.05.02.05	Refundable Amounts	27,362	30,543
2.01.05.02.06	Program Contract Commitments	145,428	77,360
2.01.05.02.07	Private Public Partnership – PPP	20,644	20,241
2.01.05.02.09	Indemnities	6,799	6,895
2.01.05.02.20	Other Payables	66,702	77,695
2.01.06	Provisions	531,231	631,374
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	83,303	107,554
2.01.06.01.01	Tax Provisions	7,059	6,824
2.01.06.01.02	Social Security and Labor Provisions	45,161	62,535
2.01.06.01.04	Civil Provisions	31,083	38,195
2.01.06.02	Other Provisions	447,928	523,820
2.01.06.02.03	Provisions for Environmental	43,853	42,761
2.01.06.02.04	Provisions for Customers	342,210	355,403
2.01.06.02.05	Provisions for Suppliers	61,865	125,656
2.02	Non-Current Liabilities	12,414,327	12,371,112
2.02.01	Loans and Financing	8,753,292	8,809,134
2.02.01.01	Loans and Financing	4,977,520	4,950,864

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 3/31/2014	Previous Year 12/31/2013
2.02.01.01.01	In Domestic Currency	1,497,400	1,468,291
2.02.01.01.02	In Foreign Currency	3,480,120	3,482,573
2.02.01.02	Debentures	3,376,902	3,475,778
2.02.01.03	Financing through finance lease	398,870	382,492
2.02.02	Other Payables	3,098,078	3,012,970
2.02.02.02	Other	3,098,078	3,012,970
2.02.02.02.04	Pension Plan Liabilities	2,360,411	2,327,016
2.02.02.02.05	Program Contract Commitments	133,030	88,678
2.02.02.02.06	Private Public Partnership – PPP	324,671	322,267
2.02.02.02.07	Indemnities	6,318	6,439
2.02.02.02.08	Labor Liabilities	15,704	15,704
2.02.02.02.09	Deferred COFINS and PASEP	132,354	129,849
2.02.02.02.20	Other Payables	125,590	123,017
2.02.04	Provisions	562,957	549,008
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	233,981	222,030
2.02.04.01.01	Tax Provisions	45,084	50,869
2.02.04.01.02	Pension Plan and Labor Provisions	110,490	91,911
2.02.04.01.04	Civil Provisions	78,407	79,250
2.02.04.02	Other Provisions	328,976	326,978
2.02.04.02.03	Provisions for Environmental	146,658	139,928
2.02.04.02.04	Provisions for Customers	173,933	156,212
2.02.04.02.05	Provisions for Suppliers	8,385	30,838
2.03	Equity	13,408,387	12,930,801
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Projects Support	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserve	6,736,389	6,736,389
2.03.04.01	Legal Reserve	712,992	712,992
2.03.04.08	Additional Dividend Proposed	42,862	42,862
2.03.04.10	Reserve for Investments	5,980,535	5,980,535
2.03.05	Retained Earnings/Accumulated Losses	477,586	0
2.03.06	Other Comprehensive Income	-133,531	-133,531

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousand)

Code	Description	YTD Current Year 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
3.01	Revenue from Sales and/or Services	2,791,930	2,645,043
3.02	Cost of Sales and/or Services	-1,678,717	-1,536,866
3.02.01	Cost of Sales and/or Services	-1,158,245	-1,050,904
3.02.02	Construction Cost	-520,472	-485,962
3.03	Gross Profit	1,113,213	1,108,177
3.04	Operating Income/Expenses	-400,708	-373,036
3.04.01	Selling Expenses	-156,597	-141,284
3.04.02	General and Administrative Expenses	-200,674	-240,437
3.04.04	Other Operating Income	16,507	10,637
3.04.04.01	Other Operating Income	17,814	11,729
3.04.04.02	COFINS and PASEP	-1,307	-1,092
3.04.05	Other Operating Expenses	-59,576	-1,802
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-45,647	-1,666
3.04.05.03	Tax Incentives	-865	-135
3.04.05.06	Provision for losses - Diadema and Saned	-13,000	0
3.04.05.20	Other	-64	-1
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	-368	-150
3.05	Income Before Financial Result and Taxes	712,505	735,141
3.06	Financial Result	27,519	27,309
3.06.01	Finance Income	96,508	93,368
3.06.01.01	Finance Income	96,852	93,403
3.06.01.02	Foreign Exchange Gains	-344	-35
3.06.02	Finance Expenses	-68,989	-66,059
3.06.02.01	Finance Expenses	-185,998	-195,662
3.06.02.02	Foreign Exchange Losses	117,009	129,603
3.07	Earnings Before Income Tax	740,024	762,450
3.08	Income Tax and Social Contribution	-262,438	-266,249
3.08.01	Current	-276,717	-287,541
3.08.02	Deferred	14,279	21,292
3.09	Net Result from Continued Operations	477,586	496,201
3.11	Profit/Loss for the Period	477,586	496,201
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.69873	0.72596
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.69873	0.72596

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
4.01	Net Income for the Period	477,586	496,201
4.03	Comprehensive Income for the Period	477,586	496,201

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
6.01	Net Cash from Operating Activities	806,862	643,326
6.01.01	Cash from Operations	1,261,463	1,067,913
6.01.01.01	Profit Before Income Tax and Social Contribution	740,024	762,450
6.01.01.02	Provision and Inflation Adjustments on Provisions	18,881	106,873
6.01.01.04	Financial Charges from Customers	-42,106	-48,543
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment	370	474
6.01.01.06	Depreciation and Amortization	260,258	195,165
6.01.01.07	Interest on Loans and Financing Payable	109,137	102,818
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	-83,982	-105,455
6.01.01.09	Interest and Monetary Variation on Liabilities	5,023	7,535
6.01.01.10	Interest and Monetary Variation in Assets	0	-7,792
6.01.01.11	Allowance for Doubtful Accounts	14,693	37,401
6.01.01.12	Provision for Consent Decree (TAC)	4,732	5,600
6.01.01.13	Equity in the Earnings of Subsidiaries	368	150
6.01.01.14	Provision for Sabesprev Mais	1,877	3,123
6.01.01.15	Other Provisions/Reversals	45,277	0
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	89,511	-6,399
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-10,755	-9,647
6.01.01.18	Pension Plan Liabilities	72,324	65,493
6.01.01.20	Other Adjustments	35,831	-41,333
6.01.02	Changes in Assets and Liabilities	-81,567	-130,999
6.01.02.01	Trade Accounts Receivable	123,704	-38,077
6.01.02.02	Balances and Transactions with Related Parties	12,896	11,967
6.01.02.03	Inventories	4,051	6,402
6.01.02.04	Recoverable Taxes	0	-9,911
6.01.02.05	Other Accounts Receivable	-39,623	-18,239
6.01.02.06	Escrow Deposits	5,119	-2,080
6.01.02.08	Contractors and Suppliers	-5,028	-31,765
6.01.02.09	Payroll, Provisions and Social Contribution	47,445	35,634
6.01.02.10	Pension Plan Liabilities	-38,929	-32,702
6.01.02.11	Taxes and Contributions Payable	-61,779	-58,196
6.01.02.12	Services Received	87,576	42,249
6.01.02.13	Other Liabilities	-114,429	-2,889
6.01.02.14	Provisions	-105,075	-36,343
6.01.02.15	Deferred COFINS/PASEP	2,505	2,951
6.01.03	Other	-373,034	-293,588

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
6.01.03.01	Interest Paid	-179,173	-171,400
6.01.03.02	Income Tax and Social Contribution Paid	-193,861	-122,188
6.02	Net Cash from Investing Activities	-604,639	-402,169
6.02.01	Acquisition of Property and Equipment	-7,471	-4,333
6.02.02	Acquisition of Intangible Assets	-510,440	-451,316
6.02.03	Increase in Investment	-3	-346
6.02.04	Restricted Cash	-86,725	53,826
6.03	Net Cash from Financing Activities	-1,752	-30,096
6.03.01	Funding - Loans	198,444	1,194,758
6.03.02	Amortization of Loans	-184,930	-1,189,451
6.03.04	Public-Private Partnership – PPP	-4,912	-10,481
6.03.05	Program Contract - Commitments	-10,354	-24,922
6.05	Increase (Decrease) in Cash and Cash Equivalents	200,471	211,061
6.05.01	Opening Cash and Cash Equivalents	1,782,001	1,915,974
6.05.02	Closing Cash and Cash Equivalents	1,982,472	2,127,035

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity – 1/1/2014 to 3/31/2014

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.03	Restated Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.05	Total Comprehensive Income	0	0	0	477,586	0	477,586
5.05.01	Net Income for the Period	0	0	0	477,586	0	477,586
5.07	Closing Balances	6,203,688	124,255	6,736,389	477,586	-133,531	13,408,387

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity– 1/1/2013 to 3/31/2013

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.03	Restated Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.05	Total Comprehensive Income	0	0	0	496,201	0	496,201
5.05.01	Net Income for the Period	0	0	0	496,201	0	496,201
5.07	Closing Balances	6,203,688	124,255	5,387,634	496,201	-458,815	11,752,963

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
7.01	Revenue	2,978,779	2,788,784
7.01.01	Operating Revenue	2,444,431	2,318,847
7.01.02	Other Revenue	17,814	11,729
7.01.03	Revenue from the Construction	531,227	495,609
7.01.04	Allowance for/Reversal of Doubtful Accounts	-14,693	-37,401
7.02	Inputs Acquired from Third Parties	-1,200,585	-1,077,357
7.02.01	Costs of Sales and Services	-969,782	-901,992
7.02.02	Materials, Energy, Outsourced Services and Other	-171,227	-173,563
7.02.04	Other	-59,576	-1,802
7.03	Gross Value Added	1,778,194	1,711,427
7.04	Retentions	-260,258	-195,165
7.04.01	Depreciation, Amortization and Depletion	-260,258	-195,165
7.05	Net Value Added Produced	1,517,936	1,516,262
7.06	Value Added Received through Transfer	96,140	93,218
7.06.01	Equity in the Earnings (Losses) of Subsidiaries	-368	-150
7.06.02	Finance Income	96,508	93,368
7.07	Total Value Added to Distribute	1,614,076	1,609,480
7.08	Value Added Distribution	1,614,076	1,609,480
7.08.01	Personnel	456,256	417,667
7.08.01.01	Direct Compensation	301,277	280,689
7.08.01.02	Benefits	126,207	114,333
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	28,772	22,645
7.08.02	Taxes and Contributions	555,324	556,465
7.08.02.01	Federal	531,298	513,686
7.08.02.02	State	16,303	14,387
7.08.02.03	Municipal	7,723	28,392
7.08.03	Value Distributed to Providers of Capital	124,910	139,147
7.08.03.01	Interest	107,137	123,718
7.08.03.02	Rental	17,773	15,429
7.08.04	Value Distributed to Shareholders	477,586	496,201
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	477,586	496,201

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

1. Financial highlights

				R$ million
	1Q13	1Q14	Chg. (R$)%
(+) Gross operating revenue	2,318.8	2,444.5	125.7	5.4
(+) Construction revenue	495.6	531.2	35.6	7.2
(-) COFINS and PASEP taxes	169.4	183.7	14.3	8.4
(=) Net operating revenue	2,645.0	2,792.0	147.0	5.6
(-) Costs and expenses	1,432.6	1,515.5	82.9	5.8
(-) Cunstruction costs	486.0	520.5	34.5	7.1
(+) Equity result	(0.1)	(0.4)	(0.3)	-
(+) Other operating revenue/expenses	8.8	(43.1)	(51.9)	-
(=) Earnings before financial result, income tax and social contribution	735.1	712.5	(22.6)	(3.1)
(+) Net financial	27.3	27.5	0.2	0.7
(=) Earnings before income tax and social contribution	762.4	740.0	(22.4)	(2.9)
(+) Income tax and social contribution	(266.2)	(262.4)	3.8	(1.4)
Net Income	496.2	477.6	(18.6)	(3.7)
Earnings per share (R$)	0.73	0.70
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

				R$ million
	1Q13	1Q14	Chg. (R$)%
Net income	496.2	477.6	(18.6)	(3.7)
(+) Income tax and social contribution	266.2	262.4	(3.8)	(1.4)
(+) Net financial	(27.3)	(27.5)	(0.2)	0.7
(+) Other operating revenues/expenses	(8.8)	43.1	51.9	-
(=) Earnings before financial result (EBIT)*	726.3	755.6	29.3	4.0
(+) Depreciation and amortization	195.2	260.2	65.0	33.3
(=) Adjusted EBITDA **	921.5	1,015.8	94.3	10.2
(%) Adjusted EBITDA margin	34.8	36.4

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q14, net operating revenue reached R$ 2.8 billion; a 5.6% increase compared to 1Q13.

Costs and expenses, including construction costs, increased 6.1%, from R$ 1.9 billion in 1Q13 to R$ 2.0 billion this quarter.

EBIT grew 4.0%, from R$ 726.3 million in 1Q13 to R$ 755.6 million in 1Q14.

Adjusted EBITDA increased 10.2%, from R$ 921.5 million in 1Q13 to R$ 1,015.8 million in 1Q14.

The adjusted EBITDA margin moved from 34.8% in 1Q13 to 36.4% in 1Q14. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 44.5% in 1Q14 (42.4% in 1Q13).

Net income dropped 3.7%, from R$ 496.2 million in 1Q13 to R$ 477.6 million in 1Q14.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

2. Gross operating revenue

Gross operating revenue from water and sewage grew from R$ 2.3 billion in 1Q13 to R$ 2.4 billion in 1Q14, an increase of R$ 125.7 million or 5.4%.

The main factors that led to this variation were:

•         Increase of 5.2% in the Company’s total billed volume (4.9% in water and 5.5% in sewage); and

•         Average effect of the 5.3% tariff adjustment.

The tariff adjustments in 2013 were:

•         The tariff repositioning index of 2.35% applied since April 2013; and

•         Tariff adjustment of 3.1% since December 2013.

The increases mentioned above were partially offset by the higher reversion of estimated revenue in 1Q14, in the amount of R$ 75.6 million, compared to 1Q13 and by higher provision for revenue losses on the wholesale basis, in the amount of R$ 39.6 million.

3. Construction revenue

Construction revenue increased R$ 35.6 million or 7.2%, when compared to 1Q13. The variation was mainly due to higher investments in 1Q14.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, per customer category and region.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	1Q13	1Q14%		1Q13	1Q14%		1Q13	1Q14%
Residential	389.0	410.6	5.6	321.2	340.3	5.9	710.2	750.9	5.7
Commercial	43.1	44.9	4.2	40.0	42.0	5.0	83.1	86.9	4.6
Industrial	9.6	10.2	6.3	10.6	11.2	5.7	20.2	21.4	5.9
Public	12.9	13.7	6.2	10.1	10.6	5.0	23.0	24.3	5.7
Total retail	454.6	479.4	5.5	381.9	404.1	5.8	836.5	883.5	5.6
Wholesale	74.5	75.5	1.3	7.3	6.6	(9.6)	81.8	82.1	0.4
Total	529.1	554.9	4.9	389.2	410.7	5.5	918.3	965.6	5.2

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q13	1Q14%		1Q13	1Q14%		1Q13	1Q14%
Metropolitan	296.8	308.9	4.1	252.3	262.9	4.2	549.1	571.8	4.1
Regional (2)	157.8	170.5	8.0	129.6	141.2	9.0	287.4	311.7	8.5
Total retail	454.6	479.4	5.5	381.9	404.1	5.8	836.5	883.5	5.6
Wholesale	74.5	75.5	1.3	7.3	6.6	(9.6)	81.8	82.1	0.4
Total	529.1	554.9	4.9	389.2	410.7	5.5	918.3	965.6	5.2

   (1) Unaudited

   (2) Including coastal and countryside

5. Costs, administrative and selling expenses

In 1Q14, costs, administrative and selling expenses, grew 6.1% (R$ 117.4 million). Excluding construction costs, total costs and expenses grew 5.8%. As a percentage of net revenue, cost and expenses moved from 72.5% in 1Q13 to 72.9% in 1Q14.

				R$ million
	1Q13	1Q14	Chg. (R$)%
Payroll and benefits	461.8	496.7	34.9	7.6
Supplies	44.3	47.1	2.8	6.3
Treatment supplies	64.9	69.7	4.8	7.4
Services	228.7	314.7	86.0	37.6
Electric power	144.8	140.0	(4.8)	(3.3)
General expenses	215.4	152.7	(62.7)	(29.1)
Tax expenses	40.1	19.7	(20.4)	(50.9)
Sub-total	1,200.0	1,240.6	40.6	3.4
Depreciation and amortziation	195.2	260.2	65.0	33.3
Credit write-offs	37.4	14.7	(22.7)	(60.7)
Sub-total	232.6	274.9	42.3	18.2
Costs and expenses	1,432.6	1,515.5	82.9	5.8
Construction costs	486.0	520.5	34.5	7.1
Costs, adm., selling and construction expenses	1,918.6	2,036.0	117.4	6.1
% of net revenue	72.5	72.9	-	-

5.1. Payroll and benefits

In 1Q14 payroll and benefits grew R$ 34.9 million or 7.6%, from R$ 461.8 million to R$ 496.7 million, due to the following:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         8.0% increase in wages since May 2013 and the  implementation of the Company’s new career and wage plan carried out by the Company, with an impact of approximately R$ 24.0 million;

•         R$ 5.7 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 4.0 million increase from the higher number of employees who are entitled to request retirement (TAC); and

•         R$ 2.3 million increase in meal expenses, mainly due to the 13.6% adjustment on meal voucher in May 2013, settled in the collective bargaining agreement.

5.2. Supplies

In 1Q14, expenses with supplies increased by R$ 2.8 million or 6.3%, when compared to the previous year, from R$ 44.3 million to R$ 47.1 million, mostly due to:

•         Preventive and corrective maintenance in several water and sewage systems, in the amount of R$ 1.6 million; and

•         Expenses with fuel and lubricants, in the amount of R$ 1.1 million, from the increase in prices of diesel and ethanol in March and November, 2013, in addition to increased mileage traveled.

5.3. Treatment supplies

Treatment supplies expenses in 1Q14 were R$ 4.8 million or 7.4% higher than in 1Q13, from R$ 64.9 million to R$ 69.7 million. The main factors for this variation were:

•         Increase in the consumption of aluminum polychloride, in the amount R$ 1.9 million, essentially in the Rodolfo Costa e Silva, Guaraú, Campo Limpo Paulista, Presidente Prudente and Hortolândia Water Treatment Stations (WTS) with an upturn of 40.0% in the average cost;

•           Increase of R$ 1.8 million in the consumption of aluminum sulfate, due to the decline in the quality of untreated water in the Casa Grande and Rio Claro WTS, with a 15.5% increase in consumption and of 38.6% in the average cost.; and

•         Increase of R$ 1.2 million in the consumption of Sodium hypochlorite, with a 20.6% increase in consumption and of 11.4% in the average cost.

5.4. Services

Services grew R$ 86.0 million or 37.6%, from R$ 228.7 million in 1Q13 to R$ 314.7 million in 1Q14. The main factors were:

•         Reversal of provision in the amount of R$ 41.4 million, due to the end of the agreement settled with the São Paulo Municipal Government in 1Q13, non-recurring

•         Expenses with legal services in the amount of R$ 13.0 million, regarding the agreement for the resumption of the operation in the municipality of Diadema;

•         Expenses with risk contracts for credit recovery, in the amount of R$ 8.4 million. As a result of these contracts, collection initiatives generated an increase of R$ 51.8 million in revenue in 1Q14;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         Maintenance in the water and sewage network connections, in the amount of R$ 6.5 million, mainly due to the intensification of water loss prevention and the execution of services in several areas of the São Paulo Metropolitan Region;

•         Maintenance of software and equipment, in the amount of R$ 5.5 million;

•         Hydrometer reading and bill delivery expenses in the amount of R$ 2.7 million, as a result of the new contracts with services expansion, such as: property inspections, service requests, analysis of outstanding debt and revision of bills;

•         Hiring of consultancy, advisory and specialized services, with a R$ 2.7 million increase, mainly comprising: (i) SiiS project – Sabesp integrated information system, support, updates, maintenance services and information safety management training; and (ii) value generation project through GVA system; and

•         Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 2.4 million.

5.5. Electric power

This item decreased R$ 4.8 million, or 3.3%, from R$ 144.8 million in 1Q13 to R$ 140.0 million this quarter, mainly due to the average reduction of 14.0% in regulated market and distribution grid tariffs, and partially offset by the average increase of 7.1% in free market tariffs associated with the upturn in consumption volume in 1Q14.

5.6. General expenses

General expenses dropped by R$ 62.7 million or 29.1%, from R$ 215.4 million in 1Q13 to R$ 152.7 million in 1Q14, due to the following:

•         Decrease in the provision for lawsuits in the amount of R$ 59.6 million, mainly related to civil (R$ 32.1 million), environmental (R$ 19.9 million) and labor (R$ 6.2 million) contingencies; and

•         Agreements for environmental compensation, in the amount of R$ 17.3 million in 1Q13.

These decreases were offset, in part, by:

•         Provision for unrecoverable losses in the amount of R$ 4.1 million;

•         R$ 3.3 million in provision related to the transfer to the municipal fund, pursuant to the Service Agreement with the São Paulo Municipal Government, as a result of the increase in revenues; and

•         R$ 3.3 million due to institutional support aiming the rational use of water.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$ 65.0 million or 33.3%, from R$ 195.2 million in 1Q13 to R$ 260.2 million in 1Q14, due to the beginning of operations of intangible assets, in the amount of R$ 1.8 billion.

5.8. Credit write-offs

Credit write-offs decreased R$ 22.7 million or 60.7%, from R$ 37.4 million in 1Q13 to R$ 14.7 million in 1Q14, chiefly due to the lower provision for possible loan losses and higher recoveries through agreements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

5.9. Tax expenses

In 1Q14, there was a decrease of R$ 20.4 million or 50.9%, chiefly due to increase tax expenses in 1Q13.

6. Other operating revenues/expenses, net

6.1. Other operating revenues

R$ 5.9 million increase mainly due to revenue from the Rational Water Use Program (PURA) in 1Q14.

6.2. Other operating expenses

R$ 57.8 million increase in other operating expenses due to:

•         Provision for the write-off of works and projects in the amount of R$ 31.4 million;

•         Provision for losses regarding  contractual payments related to the agreement with the municipality of Diadema, in the amount of R$ 13.0 million; and

•         Provision for the write-off of hydrometers in the amount of R$ 11.6 million.

7. Net Financial

				R$ million
	1Q13	1Q14	Var.	%
Financial expenses, net of revenues	(77.8)	(65.6)	12.2	(15.7)
Net monetary and exchange variation	105.1	93.1	(12.0)	(11.4)
Net financial	27.3	27.5	0.2	0.7

7.1. Financial revenues and expenses

				R$ million
	1Q13	1Q14	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(82.5)	(82.2)	0.3	(0.4)
Interest and charges on international loans and financing	(18.4)	(24.4)	(6.0)	32.6
Other financial expenses	(41.3)	(30.5)	10.8	(26.2)
Total financial expenses	(142.2)	(137.1)	5.1	(3.6)
Financial revenues	64.4	71.5	7.1	11.0
Financial expenses net of revenues	(77.8)	(65.6)	12.2	(15.7)

7.1.1. Financial expenses

Financial expenses dropped R$ 5.1 million or 3.6%. The main reasons were:

•         R$ 10.8 million decrease in other financial expenses, chiefly due to: (i) lower interest due to lower need of provision for lawsuits, in the amount of R$ 20.3 million; and (ii) costs with funding in the amount of R$ 3.9 million, due to the early settlement of the balance of the 11th debenture issue in March 2013; and

•         R$ 6 million increase in interest and charges on international loans and financing, due to the increase in total debt, from higher funding, specially the BID loan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

7.1.2. Financial revenues

Financial revenues increased by R$ 7.1 million or 11.0%, due to the higher interest rate from financial investments.

7.2. Net monetary variation

				R$ million
	1Q13	1Q14	Var.	%
Exchange variation on loans and financing	129.6	117.0	(12.6)	(9.7)
Monetary variation on loans and financing	(24.1)	(33.0)	(8.9)	36.9
Other monetary variations	(29.4)	(15.9)	13.5	(45.9)
Monetary variation on liabilities	76.1	68.1	(8.0)	(10.5)
Monetary variation on assets	29.0	25.0	(4.0)	(13.8)
Monetary/exchange variation, net	105.1	93.1	(12.0)	(11.4)

7.2.1. Monetary/currency exchange variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 1Q14 was R$ 8.0 million or 10.5% lower than in 1Q13, specially:

•         Decrease of R$ 12.6 million in revenues of exchange rate variation over loans and financing, mainly deriving from  the lower depreciation of the Japanese Yen versus Brazilian Real in 1Q14 of 1.6%, when compared to the 9.7% depreciation in 1Q13; partially offset by the depreciation of the US Dollar versus Brazilian Real of 3.4% in 1Q14, compared to a 1.5% depreciation in 1Q13; and;

•         R$ 8.9 million increase in monetary variation expenses over domestic loans and financing, especially the series restated by the IPCA rate of the 17th and 18th debenture issues in February and December 2013, respectively; and

•         R$ 13.5 million decrease in other monetary variation from the lower need for provision for lawsuits.

7.2.2. Monetary variation on assets

Monetary variation on assets decreased by R$ 4.0 million in 1Q14, chiefly due to monetary adjustment in 1Q13, for the period between the date the 17th issue debenture was issued (January 2013) and the date it was settled (February 2013).

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 3.8 million, due to the drop in taxable income in the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

9. Indicators

9.1. Operating

The Company continues to expand its water and sewage connection to serve the population of its operating area, as shown in the chart below.

Regarding the non-revenue water, with the progress of the Corporate Program for Water Loss Reduction the results are already noticeable, with a decrease of the loss ratio to 24.1% this quarter. The Company expects even better results along 2014 and 2015, due to the Program’s progress.

Operating indicators*	1Q13	1Q14%
Water connections (1)	7,726	7,938	2.7
Sewage connections (1)	6,172	6,386	3.5
Population directly served - water (2)	24.3	24.6	1.2
Population directly served - sewage (2)	21.1	21.6	2.4
Number of employees	15,065	14,920	(1.0)
Water volume produced (3)	762	778	2.1
Non-revenue water (%)	25.5	24.1	(5.5)

(1)    Total connections, active and inactive, in thousand units at the end of the period

(2)    In million inhabitants, at the end of the period. Not including wholesale

(3)    In millions of cubic meters at the end of the period

(*)    Unaudited

9.2. Financial

Economic Indexes* (quarter end)	1Q13	1Q14
Amplified Consumer Price Index (IPCA)	1.94%	2.18%
Referential Rate (TR)	0.00%	0.19%
Interbank Deposit Certificate (CDI)	7.01%	10.55%
US DOLAR (R$)	2.0138	2.2630
YEN (R$)	0.0214	0.02197

(*)     Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(All amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On March 31, 2014, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On March 31, 2014, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florense, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,351 as of March 31, 2014.

As of March 31, 2014, 55 concession agreements had expired and are being negotiated. From 2014 to 2030, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2014, 273 program and services contracts were signed (266 contracts on December 31, 2013).

As of March 31, 2014, the carrying amount of the underlying assets used in the 55 concessions of the municipalities under negotiation totaled R$5,904,134, accounting for 24.43% of total, and the related gross revenue for the quarter then ended totaled R$501,129 on March 31, 2014, accounting for 16.84% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 50.29% of the gross revenues on  March 31, 2014 (50.57% on March 31, 2013) and 42.21% of intangible assets (42.46% on December 31, 2013).

On June 23, 2010, the State of São Paulo, the municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of March 31, 2014, the carrying amount of the municipality of Santos’ intangible assets was R$335,183 (R$340,530 on December 31,2013) and gross revenue in the three-month period ended March 31, 2014 was R$63,407 (R$65,142 on March 31, 2013).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

The interim financial information was approved by the Board of Directors on May 14, 2014.

2             Basis of preparation and presentation of the interim financial information

Presentation of the quarterly financial information

The quarterly financial information as of March 31, 2014 was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information take into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly financial information for the period ended March 31, 2014, therefore, does not include all the notes and reporting  required by the CPC (“Brazilian Accounting Pronouncements Committee”) for the annual financial statements and, accordingly, must be read together with the annual financial statements under CPC and IFRS for the year ended December 31, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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2.1  Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended March 31, 2014 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2013. These policies are disclosed in Note 3 to the Annual Financial Statements.

3             Financial Risk Management

3.1  Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian Real currency fluctuations against the US dollar and yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign currency risks are related to exposures caused by its current and non-current debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,725,273 on March 31, 2014 (R$3,715,645 in December 2013). Below, the Company’s exposure to foreign exchange risk:

	March 31,2014		December 31, 2013
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,204,894	2,726,675	1,181,256	2,767,210
Loans and financing – Yen	43,700,825	960,107	41,504,249	926,790
Interest and charges from loans and financing – US$		36,237		14,512
Interest and charges from loans and financing – Yen		2,254		7,133
Total exposure		3,725,273		3,715,645
Financing cost		(18,058)		(17,092)
Total loans in foreign currency		3,707,215		3,698,553

As of March 31, 2014, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on March 31, 2014 would have been R$372,527 (R$371,564 in December 2013), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on March 31, 2014 (Liabilities) in US$	1,204,894	1,204,894	1,204,894

US$ rate on March 31, 2014	2.2630	2.2630	2.2630
Exchange rate estimated according to the scenario	2.5500	3.1875	3.8250
Difference between the rates	(0.2870)	(0.9245)	(1.5620)

Effect on net financial result in R$ - (loss)	(345,805)	(1,113,925)	(1,882,044)

Net currency exposure on March 31, 2014 (Liabilities) in Yen	43,700,825	43,700,825	43,700,825

Yen rate on March 31, 2014	0.02197	0.02197	0.02197
Exchange rate estimated according to the scenario	0.02295	0.02869	0.03443
Difference between the rates	(0.00098)	(0.00672)	(0.01246)

Effect on net financial result in R$ - (loss)	(42,827)	(293,669)	(544,512)

Total effect on net financial result in R$ - (loss)	(388,632)	(1,407,594)	(2,426,556)

(*)The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after March 31, 2014, according to BM&FBovespa.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	March 31,2014	December 31, 2013

TR(i)	1,569,386	1,646,546
CDI(ii)	1,212,010	1,212,010
TJLP(iii)	982,094	990,273
IPCA(iv)	1,445,231	1,413,629
LIBOR(v)	1,598,949	1,599,815
Interest and charges	66,157	120,839
Total	6,873,827	6,983,112

(i) TR – Interest Benchmark Rate

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariffs do not necessarily follow the increases in the interest rates affecting the Company's indebtedness.

As of March 31, 2014, if interest rates on loans and financing denominated in Brazilian reais had been 100 basis points higher or lower with all other variables held constant, the effects on profit for the period before taxes would have been R$68,738 (R$69,831 in December 2013) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. The Company is required by law to invest its funds with Banco do Brasil (rating AA+(bra)). Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposures to credit risk at the reporting date are the carrying amounts of  instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date, as per Notes 5, 6, 7 and 8).

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment may can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	March 31, 2014	December 31, 2013
Cash at bank and short-term bank deposits
AAA(bra)	1,981,018	1,781,327
Other (*)	1,454	674
	1,982,472	1,782,001

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial assets and liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	April to December 2014	2015	2016	2017	2018	2019 onwards	Total
As of March 31, 2014

Liabilities
Loans and financing	818,013	1,547,429	1,442,174	1,122,828	1,198,089	7,002,233	13,130,766
Accounts payable to suppliers and contractors	230,651	-	-	-	-	-	230,651
Services payable	423,784	-	-	-	-	-	423,784
Public-private partnership (PPP)	32,705	43,607	43,607	43,607	282,673	4,930,579	5,376,778
Program contract commitments	151,807	127,207	3,212	871	771	16,503	300,371

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	2014	2015	2016	2017	2018	2019 onwards	Total
As of December 31, 2013

Liabilities
Loans and financing	1,186,907	1,545,451	1,458,618	1,125,401	1,186,483	6,860,587	13,363,447
Accounts payable to suppliers and contractors	275,051	-	-	-	-	-	275,051
Services payable	323,208	-	-	-	-	-	323,208
Public-private partnership (PPP)	43,607	43,607	43,607	43,607	282,673	4,930,579	5,387,680
Program contract commitments	85,277	77,772	3,452	1,110	1,010	22,251	190,872

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan agreements including cross default clauses, i.e., the early maturity of any Company’s debt will imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)         Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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March 31, 2014
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (25%)	Scenario III (50%)

Assets
CDI	1,883,109	11.9600%(*)	8.9700%(***)	5.9800%(***)
Financial income to be incurred		225,220	168,915	112,610

Liabilities
CDI	1,212,010	11.9600%(*)	8.9700%(***)	5.9800%(***)
Interest to be incurred		(144,956)	(108,717)	(72,478)

CDI net exposure		80,264	60,198	40,132

Liabilities
TR	1,569,386	0.0104%(*)	0.0130%	0.0156%
Expenses to be incurred		(163)	(204)	(245)

IPCA	1,445,231	5.8000%(*)	7.2500%	8.7000%
Expenses to be incurred		(83,823)	(104,779)	(125,735)

TJLP	982,094	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(49,105)	(61,381)	(73,657)

LIBOR	1,598,949	0.2694%(**)	0.3368%	0.4042%
Interest to be incurred		(4,308)	(5,385)	(6,463)

Total net expenses to be incurred		(57,135)	(111,551)	(165,968)

(*) Source: Focus Report – BACEN, March 31, 2014
(**) Source: Bloomberg
(***)Scenario with 25% and 50% deterioration, since the Company’s net exposure in CDI is positive.

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2014 or until the maturity of the contracts, whichever is shorter.

3.2 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	March 31, 2014	December 31, 2013

Total loans and financing	9,373,946	9,450,074
Less: cash and cash equivalents	(1,982,472)	(1,782,001)

Net debt	7,391,474	7,668,073
Total equity	13,408,387	12,930,801

Total capital	20,799,861	20,598,874

Leverage ratio	36%	37%

On March 31, 2014 the leverage ratio fell to 36% versus the 37% recorded on December 31, 2013, due to an increase in equity deriving from profit for the period.

3.3 Fair value estimates

It is assumed that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4 Financial Instruments

On March 31, 2014 and December 31, 2013, the Company did not have financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, trade accounts receivable, balances with related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Financial assets

	March 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,982,472	1,982,472	1,782,001	1,782,001
Restricted cash	97,058	97,058	10,333	10,333
Trade accounts receivable	1,419,274	1,419,274	1,515,565	1,515,565
Accounts receivable from related parties	252,416	252,416	265,312	265,312
Water National Agency – ANA	117,705	117,705	107,003	107,003
Other accounts receivable	184,912	184,912	155,991	155,991

Financial liabilities

	March 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	9,373,946	9,164,342	9,450,074	9,439,094
Accounts payable to suppliers and contractors	230,651	230,651	275,051	275,051
Services payable	423,784	423,784	323,208	323,208
Program contract commitments	278,458	278,458	166,038	166,038
Public-private partnership - PPP	345,315	345,315	342,508	342,508

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       Agreements with CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)     BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These loans have specific characteristics and the conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(v)    Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of March 31, 2014.

(vi)  Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of March 31, 2014.

(vii)Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on March 31, 2014.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

4             Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

There were no changes in relation to what was presented in the Annual Financial Statements as of December 31, 2013, as per Note 5.

5             Cash and Cash Equivalents

	March 31, 2014	December 31, 2013

Cash and banks	99,363	189,836
Cash equivalents	1,883,109	1,592,165
	1,982,472	1,782,001

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.85% of CDI in March 2014 (100.00% in December 2013).

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6             Restricted cash

On March 31, 2014, the Company’s restricted cash, under current assets, totaled R$97,058, mainly referring to funds raised from loans and financing still unavailable for use for use at the end of the reporting period (December 2013 – R$10,333).

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7             Trade Accounts Receivable

(a)         Equity balances

	March 31, 2014	December 31, 2013
Private sector:
General and special customers (i) (ii)	960,075	1,008,335
Agreements (iii)	297,006	287,662

	1,257,081	1,295,997
Government entities:
Municipal	512,003	511,967
Federal	4,681	4,292
Agreements (iii)	188,510	167,642

	705,194	683,901
Wholesale customers – Municipal governments: (iv)
Guarulhos	687,036	661,908
Mauá	341,483	327,451
Mogi das Cruzes	2,822	15,430
Santo André	721,424	700,550
São Caetano do Sul	2,028	2,114
Diadema (*)	224,433	210,406

Total wholesale customers – Municipal governments	1,979,226	1,917,859

Unbilled supply	436,991	474,492

Subtotal	4,378,492	4,372,249
Allowance for doubtful accounts	(2,959,218)	(2,856,684)

Total	1,419,274	1,515,565

Current	1,017,862	1,120,053
Noncurrent (v)	401,412	395,512

	1,419,274	1,515,565

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(*) On March 18, 2014, the State of São Paulo, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that the settlements and the services agreement are fully complied with.

This balance is fully accrued as losses.

From January to March 2014, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2013.

(i)   General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are substantially included in the allowance for doubtful account and are classified in noncurrent assets.

	Three-month period ended March 31, 2014	Year ended December 31, 2013
Balance at the beginning of the period	1,917,859	1,677,727
Services provided	110,173	424,018
Receipts – services in current year	(5,091)	(160,944)
Receipts – services in previous years	(43,715)	(22,942)

Balance at the end of the period	1,979,226	1,917,859

Current	40,210	35,662
Noncurrent	1,939,016	1,882,197

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(v)  The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale basis to municipal governments, and the amounts are net of allowance for doubtful account.

(b)         The aging of trade accounts receivable is as follows:

	March 31, 2014	December 31, 2013
Current	1,118,102	1,243,156
Past-due:
Up to 30 days	223,084	191,668
From 31 to 60 days	119,906	105,542
From 61 to 90 days	77,517	60,868
From 91 to 120 days	54,679	51,932
From 121 to 180 days	96,533	90,498
From 181 to 360 days	149,136	149,242
Over 360 days	2,539,535	2,479,343

Total past-due	3,260,390	3,129,093

Total	4,378,492	4,372,249

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where the municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

(c)         Allowance for doubtful accounts

	March 31, 2014	March 31, 2013
Balance at the beginning of the period	2,856,684	2,723,408
Private sector/government entities	17,065	21,588
Recoveries	(11,760)	(5,960)
Wholesale customers	97,371	56,653

Additions for the period	102,676	72,281

Write-offs in the period referring to the bad debt	(142)	-

Balance at the end of the period	2,959,218	2,795,689

Current	1,233,480	1,269,932
Noncurrent	1,725,738	1,525,757

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Reconciliation of provision for losses of income	1Q14	1Q13
Losses (write-off)	9,388	21,232
Provision for state entities (related parties)	-	541
Provision for private sector/government entities	17,065	21,588
Recoveries	(11,760)	(5,960)

Balance	14,693	37,401

The Company does not have customers representing 10% or more of its revenues.

8             Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	March 31, 2014	December 31, 2013
Accounts receivable
Current:
Water and sewage services	115,411	110,615
Allowance for losses	(46,674)	(46,674)
Reimbursement for pension benefits paid -
Gesp Agreement	39,201	39,201
Reimbursement for pension benefits paid -
Monthly flow	6,346	9,399
“Se Liga na Rede” (Connect to the Network Program) (l)	17,463	22,314

Total current	131,747	134,855

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement	120,669	130,457

Total noncurrent	120,669	130,457

Total receivables from shareholder	252,416	265,312

Assets:
Water and sewage services	68,737	63,941
Reimbursement of additional retirement and pension benefits	166,216	179,057
“Se Liga na Rede” (Connect to the Network Program) (l)	17,463	22,314

Total	252,416	265,312

Liabilities:
Interest on shareholders’ equity payable to related parties	229,605	229,605

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	1Q14	1Q13
Revenue from water and sewage services
Water supply	59,929	54,500
Sewage services	53,066	48,181
Payments received from related parties	(105,217)	(100,893)

Receipt of GESP reimbursement referring to Law 4819/58	34,598	23,099

In the period between January and March 2014, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2013. See further details and explanations about the nature of related party transactions in Note 9 to the Financial Statements as of December 31, 2013.

(b)          Contingent assets - GESP (not recorded)

On March 31, 2014 and December 31, 2013, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	March 31, 2014	December 31, 2013
Controversial amounts receivable	731,388	716,196
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)	696,283	696,283
Total	1,427,671	1,412,479

In the first quarter, there were neither relevant changes in the negotiations nor in the progress of legal proceedings. See further details and explanations about the nature of these contingent assets in Note 9 (vii) to the Financial Statements as of December 31, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(c)          Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE, among them a lawsuit to create an arbitration clause related to the Guarapiranga reservoir, a proceeding which had already started and another one, equally pleading for financial compensation due to SABESP’s water collect from Billings reservoir for public supply, these two lawsuits alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information we have been discussing with EMAE about any future agreement. However, no adjustment was confirmed up to date and no agreement was executed by either party up to date (See Note 29).

(d)          Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e)          Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)           Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. From January to March 2014 and in 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,494 and R$2,761, respectively.

From January to March 2014 and in 2013, expenses related to personnel assigned by other entities to SABESP totaled R$96 and R$258, respectively.

(g)          Services obtained from state government entities

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

As of March 31, 2014 and December 31, 2013, SABESP had an outstanding amounts payable of R$1,692 and R$1,791, respectively, for services rendered by São Paulo State Government entities.

(h)          Non-operating assets

As of March 31, 2014 and December 31, 2013, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(i)           SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of March 31, 2014 amounted to R$557,597 (R$546,748 in December 2013), according to Note 18 (b).

(j)           Compensation of Management Key Personnel

Expenses related to the compensation to the members of its board of directors and officers amounted to R$853 and R$750 for the first three months of 2014 and 2013, respectively, and they refer to short-term benefits. An additional amount of R$140 and R$141, related to the Officers’ bonus program, was recorded in the first three months of 2014 and 2013, respectively.

(k)          Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Águas de Andradina	3,467	1,427	366	1,793	SELIC + 3.5 % p.a.	(*)
Águas de Castilho	675	403	106	509	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	5,629	1,748	7,377	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	4,748	23,748	CDI + 1.2% p.a.	4/30/2015
Total	28,771	26,459	6,968	33,427

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

 (*) The loan agreements with SPEs Águas de Andradina and Águas de Castilho mature when funds deriving from long-term agreement with the Brazilian Development Bank – BNDES are released, when borrower will settle all and any debt deriving from current opening of loan facility.

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$1,830 for principal and R$472 for interest recognized in Current Assets and R$24,629 for principal and R$6,496 for interest in Noncurrent Assets. As of March 31, 2014, the balance of principal and interest rates of these contracts is R$33,427 (R$32,058 as of December 31, 2013). In the period between January and March 2014, financial income recognized was R$1,381 (R$585 as of March 31, 2013).

(l)           Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On March 31, 2014, the program total amount was R$45,456, R$17,463 recorded in balances receivable from related parties, the amount of R$12,689 recorded in the group of intangible assets and R$15,304 reimbursed by GESP.

9             Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each contract.

On March 31, 2014, the balances of assets and liabilities were R$117,705 (December 2013 – R$107,003), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

10           Investments

The Company holds interest valued by the equity accounting in the following investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – CPC 19(R2)).

See information about these companies’ activities in Note 11 to the Financial Statements as of December 31, 2013. In the quarter ended March 31, 2014, there were no relevant changes in the operations of these investees.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

See below a summary of financial information of these investees:

Company	Investments		Equity in the earnings of subsidiaries		Interest percentage		Equity		Profit or loss for the period
	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013

Sesamm	8,639	8,239	401	268	36%	36%	23,997	22,884	1,113	745
Águas de Andradina	1,134	1,087	47	52	30%	30%	3,779	3,622	157	173
Águas de Castilho	683	619	64	60	30%	30%	2,278	2,064	214	200
Saneaqua Mairinque	925	931	(6)	21	30%	30%	3,082	3,102	(20)	70
Attend Ambiental	2,241	2,707	(466)	(232)	45%	45%	4,980	6,016	(1,036)	(516)
Aquapolo Ambiental	9,098	9,506	(408)	(319)	49%	49%	18,567	19,400	(833)	(651)
Total	22,720	23,089	(368)	(150)			56,683	57,088	(405)	21
Other investments	575	571
Overall total	23,295	23,660

11            Investment properties

On March 31, 2014, the balances of “Investment properties” are R$54,039 (December/2013 – R$54,039). On March 31, 2014 and December 31, 2013, the market value of these properties is approximately R$327,000. Market values are valued at the end of each year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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12           Intangible Assets

(a)         Equity balances

	March 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value	8,435,141	(1,516,007)	6,919,134	8,578,886	(1,499,096)	7,079,790
Concession agreements – economic value	1,552,883	(356,270)	1,196,613	1,529,096	(342,950)	1,186,146
Program contracts	6,816,270	(1,896,995)	4,919,275	6,473,507	(1,804,940)	4,668,567
Program contracts – commitments	808,662	(85,545)	723,117	693,029	(79,709)	613,320
Services contract – São Paulo	11,742,606	(1,539,818)	10,202,788	11,555,381	(1,430,778)	10,124,603
Software licenses	243,410	(32,580)	210,830	209,156	(35,351)	173,805
Total	29,598,972	(5,427,215)	24,171,757	29,039,055	(5,192,824)	23,846,231

(b)         Changes

	December 31, 2013	Additions	Contract renewal	Provision for write-off	Transfer to property and equipment	Write-offs and disposals	Amortization	March 31, 2014
Intangible assets arising from:
Agreements – equity value	7,079,790	67,488	(110,176)	(22,119)	(37,324)	(33)	(58,492)	6,919,134
Concession agreements – economic value	1,186,146	23,796	-	(49)	5	-	(13,285)	1,196,613
Program contracts	4,668,567	198,961	110,176	(4,506)	509	(42)	(54,390)	4,919,275
Program contracts – commitments	613,320	115,633	-	-	-	-	(5,836)	723,117
Services contract – São Paulo	10,124,603	206,283	-	(18,603)	15	(180)	(109,330)	10,202,788
Software licenses	173,805	49,917	-	-	-	-	(12,892)	210,830
Total	23,846,231	662,078	-	(45,277)	(36,795)	(255)	(254,225)	24,171,757

In the first quarter of 2014, the Company renewed program contracts with municipalities of Itapevi, Jaborandi, Lucélia, Parapuã, Piedade and Rosana, and signed a program contract with the municipality of Diadema, all of them for a 30-year term.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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(c)         Construction services

	From January to March 2014
	Water supply	Sewage services	Total
Construction revenue	218,101	313,126	531,227
Construction costs incurred	214,138	306,334	520,472
Margin	3,963	6,792	10,755

	From January to March 2013
	Water supply	Sewage services	Total
Construction revenue	215,686	279,923	495,609
Construction costs incurred	208,518	277,444	485,962
Margin	7,168	2,479	9,647

(d)         General information

During the period ended March 31, 2014 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 13 (d) to the Financial Statements as of December 31, 2013.

The Company has obligations recorded in “Program Contracts – Commitments” in current liabilities in the amount of R$145,428 and R$77,360 on March 31, 2014 and December 31, 2013, respectively) and noncurrent liabilities (in the amount of R$133,030 and R$88,678 on March 31, 2014 and December 31, 2013, respectively.

(e)         Disposals of intangible underlying assets

In the first quarter of 2014 and in 2013, the Company wrote-off intangible underlying assets items totaling R$255 and R$427, respectively due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

The Company accrued write-offs in the first quarter of 2014 totaling R$45,277, as per chart below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Description	Amount
Ongoing works and projects	31,426
Write-off of hydrometers	11,658
Other	2,193
Total	45,277

(f)          Capitalization of interest and other financial charges

In the first quarter of 2014, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets totaling R$38,148 with an average rate of 0.71% (R$57,659 in the first quarter of 2013, with an average rate of 1.27%), during the period in which assets were recorded as works in progress.

(g)         Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. On March 31, 2014 and 2013 the margin was 2.3%.

Construction margin for the first quarter of 2014 and 2013 was R$10,755 and R$9,647, respectively.

(h)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In the first quarter of 2014 and 2013, the total amount related to expropriations was R$3,968 and R$3,832, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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(i)          Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of March 31, 2014 and December 31, 2013, the amounts recognized as intangible asset related to PPP were R$417,485 and R$415,619, respectively.

In relation to the obligations assumed by the Company on March 31, 2014 and December 31, 2013, the balances in current liabilities were R$20,644 and R$20,241 and under noncurrent liabilities were R$324,671 and R$322,267, respectively.

São Lourenço Production System

SABESP and the special purpose entity CAB-Sistema Produtor São Lourenço S/A composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the Public-Private Partnership agreements of São Lourenço Production System.

The services agreement has 25-year term, aiming the rendering of dehydration, drying and sludge final disposal, maintenance services and works of São Lourenço Production System, and the estimated amount of R$6.0 billion, and works started on April 10, 2014.

(j)          Works in progress

The amount of R$5,436 million is recorded as intangible assets from works in progress on March 31, 2014 (R$6,498 million in December 2013), and most works are located in the following municipalities:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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	March 31, 2014	December 31, 2013
São Paulo	3,307	3,201
Praia Grande	232	294
Peruíbe	261	267
Itanhaém	221	215
Guarujá	200	196
Other	1,215	2,325

Total	5,436	6,498

(k)         Amortization of intangible assets

The amortization average rate totaled 3.9% and 4.0% on March 31, 2014 and 2013, respectively.

(l) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), where administrative/financial module is expected to have its go live for July 1, 2014 and the commercial module for March 1, 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

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13           Property, Plant and Equipment

(a)         Equity balances

	March 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,332	-	88,332	88,332	-	88,332
Buildings	55,150	(30,780)	24,370	54,187	(30,233)	23,954
Equipment	244,015	(134,641)	109,374	202,498	(130,665)	71,833
Transportation equipment	14,227	(5,876)	8,351	13,856	(5,961)	7,895
Furniture, fixtures and equipment	17,256	(10,216)	7,040	17,060	(10,239)	6,821
Other	690	(543)	147	1,201	(540)	661
	419,670	(182,056)	237,614	377,134	(177,638)	199,496

(b)         Changes

	December 31, 2013	Additions	Transfer of intangible assets	Write-offs and disposals	Depreciation	March 31, 2014
Land	88,332	-	-	-	-	88,332
Buildings	23,954	-	737	-	(321)	24,370
Equipment	71,833	5,764	37,120	(99)	(5,244)	109,374
Transportation equipment	7,895	1,216	(489)	-	(271)	8,351
Furniture, fixtures and equipment	6,821	435	(5)	(16)	(195)	7,040
Other	661	56	(568)	-	(2)	147
	199,496	7,471	36,795	(115)	(6,033)	237,614

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 10.9% and 10.8%, on March 31, 2014 and 2013, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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14           Loans and Financing

Loans and financing outstanding balance	March 31, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	-	-	-	100,497	-	100,497
10th issue debentures	37,170	216,180	253,350	37,171	220,109	257,280
11th issue debentures	-	-	-	-	-	-
12th issue debentures	34,091	465,317	499,408	22,727	476,702	499,429
14th issue debentures	36,514	253,591	290,105	20,079	269,862	289,941
15th issue debentures	94,819	738,117	832,936	-	820,887	820,887
16th issue debentures	-	499,472	499,472	-	499,434	499,434
17 th issue debentures	-	1,041,494	1,041,494	-	1,027,925	1,027,925
18 th issue debentures	-	162,731	162,731	-	160,859	160,859
Brazilian Federal Savings Bank	75,291	991,281	1,066,572	83,267	959,853	1,043,120
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	77,469	93,778	16,309	81,546	97,855
Brazilian Development Bank - BNDES PAC	10,411	85,890	96,301	9,370	79,644	89,014
Brazilian Development Bank - BNDES PAC II 9751	3,319	29,631	32,950	2,308	29,192	31,500
Brazilian Development Bank - BNDES PAC II 9752	-	20,400	20,400	-	20,400	20,400
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	192,020	211,250	19,230	196,821	216,051
Brazilian Development Bank - BNDES TIETE III	-	98,408	98,408	-	98,404	98,404
Leasing	7,978	398,870	406,848	-	382,492	382,492
Others	516	2,301	2,817	498	2,431	2,929
Interest and charges	57,911	-	57,911	113,504	-	113,504
TOTAL IN DOMESTIC CURRENCY	393,559	5,273,172	5,666,731	424,960	5,326,561	5,751,521

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Loans and financing outstanding balance	March 31, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713 - US$100,390 thousand ( US$100,391 thousand in December 2013)	56,796	170,388	227,184	58,794	176,382	235,176
Inter-American Development Bank - IDB 896 - US$8,333 thousand (US$8,333 thousand in December 2013)	6,286	12,572	18,858	6,507	13,014	19,521
Inter-American Development Bank - IDB 1212 - US$118,198 thousand (US$123,337 thousand in December 2013)	23,259	244,223	267,482	24,077	264,854	288,931
Inter-American Development Bank - IDB 2202 - US$266,227 thousand (US$243,687 thousand in December 2013)	-	595,068	595,068	-	564,443	564,443
International Bank for Reconstruction and Development -IBRD - US$43,573 thousand (US$37,335 thousand in December 2013)	-	98,225	98,225	-	87,077	87,077
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2013)	-	316,524	316,524	-	327,640	327,640
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2013)	-	786,012	786,012	-	813,650	813,650
JICA 15 ¥17,862,665 thousand (¥ 18,438,880 thousand in December 2013)	25,318	367,125	392,443	25,733	386,007	411,740
JICA 18 - ¥ 16,060,480 thousand (¥ 16,578,560 thousand in December 2013)	22,764	329,761	352,525	23,137	346,733	369,870
JICA 17 - ¥ 606,790 thousand (¥ 450,484 thousand in December 2013)	-	12,980	12,980	-	9,704	9,704
JICA 19 - ¥ 9,170,890 thousand (¥ 6,036,325 thousand in December 2013)	-	200,395	200,395	-	134,010	134,010
BID 1983AB - US$178,173 thousand (US$178,173 thousand in December 2013)	54,181	346,847	401,028	56,087	359,059	415,146
Interest and charges	38,491	-	38,491	21,645	-	21,645
TOTAL IN FOREIGN CURRENCY	227,095	3,480,120	3,707,215	215,980	3,482,573	3,698,553
TOTAL LOANS AND FINANCING	620,654	8,753,292	9,373,946	640,940	8,809,134	9,450,074

Quote on March 31, 2014 US$2.2630; ¥0.021970 (US$2.3426; ¥0.022330 on December 31, 2013)

On March 31, 2014, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
DOMESTIC CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 th issue debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3
18 th issue debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8;25% (series 2)	IPCA (series 2)
Brazilian Federal Savings Bank	OWN FUNDS	2013/2032	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2025	1.66% + TJLP
Leasing	OWN FUNDS	2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2018/2025	12%	TR

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	GUARANTEES	MATURITY	ANNUAL INTEREST	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713	FEDERAL GOVERNMENT	2016	2.68%	US$
Inter-American Development Bank - IDB 896	FEDERAL GOVERNMENT	2017	3.00%	US$
Inter-American Development Bank - IDB 1212	FEDERAL GOVERNMENT	2025	2.51%	US$
Inter-American Development Bank - IDB 2202	FEDERAL GOVERNMENT	2035	1.16%	US$
International Bank for Reconstruction and Development - IBRD	FEDERAL GOVERNMENT	2034	0.45%	US$
Eurobonds	-	2016	7.50%	US$
Eurobonds	-	2020	6.25%	US$
JICA 15	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB	-	2023	2.49% to 2.99%	US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)           Payment schedule – accounting balances

	2014	2015	2016	2017	2018	2019	2020 to 2037	TOTAL
IN DOMESTIC CURRENCY
Debentures	72,240	713,725	356,003	376,908	557,175	624,810	878,635	3,579,496
Brazilian Federal Savings Bank	58,218	64,730	64,685	67,841	71,646	75,015	664,437	1,066,572
BNDES	36,952	50,669	57,300	59,355	59,355	59,356	230,100	553,087
Leasing	9,721	14,800	15,560	16,385	17,280	18,252	314,850	406,848
Other	380	562	634	714	527	-	-	2,817
Interest and other charges	48,258	9,653	-	-	-	-	-	57,911
TOTAL IN DOMESTIC CURRENCY	225,769	854,139	494,182	521,203	705,983	777,433	2,088,022	5,666,731
IN FOREIGN CURRENCY
IDB	74,712	86,341	86,341	111,764	54,968	54,968	639,498	1,108,592
IBRD	-	-	-	-	-	3,287	94,938	98,225
Eurobonds	-	-	316,524	-	-	-	786,012	1,102,536
JICA	24,042	48,083	48,083	48,444	48,804	59,695	681,192	958,343
IDB 1983AB	54,181	54,181	54,181	54,181	53,838	40,038	90,428	401,028
Interests and other charges	38,491	-	-	-	-	-	-	38,491
TOTAL IN FOREIGN CURRENCY	191,426	188,605	505,129	214,389	157,610	157,988	2,292,068	3,707,215
Overall Total	417,195	1,042,744	999,311	735,592	863,593	935,421	4,380,090	9,373,946

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)                Main events in the quarter

On March 5, 2014, SABESP paid the last installment of the agreement entered into with Banco do Brasil.

(ii)             Covenants

Some loan and financial agreements have clauses related to meeting certain financial ratios with quarterly or yearly evidence. These covenants are the same disclosed in Note 15 to the Annual Financial Statements as of December 31, 2013.

On March 31, 2014, the Company had met all the requirements set forth by its loan and financing agreement.

(a)         Leasing

The Company has lease agreements signed as Financial Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2014 and 2015.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

On August 31, 2013, the operation of SES Campo Limpo Paulista and Várzea Paulista started and the corresponding amount for March 31, 2014 and December 31, 2013 is R$142,940 and R$144,384, respectively.

On March 22, 2014, ETE Campos do Jordão started operations and the corresponding amount on March 31, 2014 is  R$135,835.

(b) Loans and financing contracted and not yet used

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	March 31, 2014
(in millions of reais (*))
Brazilian Federal Savings Bank	2,219
Japan International Cooperation Agency – JICA	659
Inter-American Development Bank – BID	755
Brazilian Development Bank – BNDES	2,012
International Bank for Reconstruction and Development - IBRD	128
Others	47
TOTAL	5,820

(*)closing quote of 3/31/2014. (US$1.00 = R$2.2630; ¥ 1.00 = R$0.021970).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

15           Taxes Payable

(a)              Current assets

	March 31, 2014	December 31, 2013
Recoverable taxes
Income tax and social contribution	6,423	79,548
Withholding income tax (IRRF) on financial investments	6,969	2,437
Other federal taxes	3,947	4,764
Other municipal taxes	502	656
Total recoverable taxes	17,841	87,405

The decrease in “Recoverable Taxes” is mainly due to the accounting offset of the recoverable balance of income tax and social contribution recoverable in 2013.

(b)              Current liabilities

Taxes and contributions payable	March 31, 2014	December 31, 2013
Cofins and Pasep	6,572	21,797
Income tax and social contribution	4,611	-
INSS (Social Security contribution)	30,599	30,822
IRRF (withholding income tax)	1,240	39,330
Other	23,873	23,433
Total	66,895	115,382

The decrease in taxes payable of current liabilities mainly derives from the payment of withholding income tax over interest on shareholders’ equity in 2013 and Cofins and Pasep recoverable from January and February 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

16           Deferred Taxes and Contributions

(a)              Equity balances

	March 31, 2014	December 31, 2013
Deferred income tax assets
Provisions	483,905	506,568
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	218,876	215,187
Actuarial gain/loss –G1 Plan	(32,405)	(32,405)
Donations of underlying assets on concession agreements	44,036	43,901
Allowance for loan losses	187,688	172,482
Other	109,229	87,266
Total deferred tax assets	1,096,600	1,078,270

Deferred income tax liabilities
Temporary difference on concession intangible assets	(587,384)	(595,285)
Capitalization of borrowing costs	(205,175)	(200,343)
Profit on supply to governmental entities	(85,077)	(81,711)
Other	(90,655)	(86,901)
Total deferred tax liabilities	(968,291)	(964,240)

Deferred tax asset, net	128,309	114,030

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(b)         Changes

	December 31, 2013	Net Variation in Profit or Loss	March 31, 2014
Deferred income tax assets
Provisions	506,568	(22,663)	483,905
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	215,187	3,689	218,876
Actuarial gain/loss –G1	(32,405)	-	(32,405)
Donations of underlying assets on concession agreements	43,901	135	44,036
Credit losses	172,482	15,206	187,688
Other	87,266	21,963	109,229
Total	1,078,270	18,330	1,096,600
Deferred income tax liabilities
Temporary difference on concession intangible assets	(595,285)	7,901	(587,384)
Capitalization of borrowing costs	(200,343)	(4,832)	(205,175)
Profit on supply to governmental entities	(81,711)	(3,366)	(85,077)
Other	(86,901)	(3,754)	(90,655)
Total	(964,240)	(4,051)	(968,291)

Deferred tax asset, net	114,030	14,279	128,309

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

	December 31, 2012	Net Variation in Profit or Loss	March 31, 2013
Deferred tax assets
Provisions	512,107	29,211	541,318
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	193,125	6,358	199,483
Actuarial gains(losses)– G1	9,405	-	9,405
Donations of underlying assets on concession agreements	41,312	(399)	40,913
Credit losses	162,670	5,191	167,861
Other	97,425	(13,025)	84,400
Total	1,101,315	27,336	1,128,651
Deferred tax liabilities
Temporary difference on intangible asset concession	(650,093)	27,567	(622,526)
Capitalization of borrowing costs	(158,298)	(26,384)	(184,682)
Profit on supply to governmental entities	(77,827)	(3,320)	(81,147)
Other	(69,795)	(3,907)	(73,702)
Total	(956,013)	(6,044)	(962,057)

Deferred tax assets, net	145,302	21,292	166,594

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(c) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	1Q14	1Q13
Profit before income taxes	740,024	762,450
Statutory rate	34%	34%

Estimated expenses at statutory rate	(251,608)	(259,233)
Permanent difference
Provision Law 4,819/58 (i)	(12,716)	(9,341)
Donations	(2,172)	(1,059)
Other differences	4,058	3,384

Income tax and social contribution	(262,438)	(266,249)

Current income tax and social contribution	(276,717)	(287,541)
Deferred income tax and social contribution	14,279	21,292
Effective rate	36%	35%

(i)           Permanent difference related to the provision for actuarial liability (Note 18 (b) (iii)).

(d)   Transition Tax Regime (RTT)

For the purposes of calculating the income tax and the social contribution related to 2010 and 2009, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping.

The Company has been adopting the same tax practices since 2008, as RTT started to be mandatory.

(e)              Provisional Measure 627/2013

On November 11, 2013, the Provisional Measure 627 was issued, amending the federal tax laws on the Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), PIS/PASEP Contribution and Contribution of Social Security Financing (Cofins). This Provisional Measure revokes the Transitory Tax Regime (RTT), enacted by Law 11941/09 and also provides for the taxation of legal entity domiciled in Brazil, referring to the equity addition deriving from the profit sharing earned abroad by subsidiaries and associated companies and profit earned by individual residing in Brazil by means of foreign subsidiary. This provisional measure was converted into Law 12,973 on May 13, 2014, see Note 29(h).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

17           Provisions

                (a)   Lawsuits with probable likelihood of loss

(i) Equity balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

	Provisions	Escrow deposits	March 31, 2014	Provisions	Escrow deposits	December 31, 2013
Customer claims (i)	634,741	(118,598)	516,143	621,999	(110,384)	511,615
Supplier claims (ii)	264,868	(194,618)	70,250	340,100	(183,606)	156,494
Other civil claims (iii)	121,695	(12,205)	109,490	129,400	(11,965)	117,435
Tax claims (iv)	54,138	(1,995)	52,143	59,659	(1,956)	57,703
Labor claims (v)	157,297	(1,646)	155,651	156,060	(1,614)	154,446
Environmental claims (vi)	190,511	-	190,511	182,689	-	182,689

Total	1,423,250	(329,062)	1,094,188	1,489,907	(309,525)	1,180,382

Current	531,231	-	531,231	631,374	-	631,374
Noncurrent	892,019	(329,062)	562,957	858,533	(309,525)	549,008

(ii) Changes

	December 31, 2013	Additional provisions	Interest and inflation adjustment	Amounts from provision	Amounts not used (reversal)	March 31, 2014
Customer claims (i)	621,999	14,465	27,499	(14,212)	(15,010)	634,741
Supplier claims (ii)	340,100	338	5,545	(58,318)	(22,797)	264,868
Other civil claims (iii)	129,400	5,814	6,166	(4,735)	(14,950)	121,695
Tax claims (iv)	59,659	321	2,074	(18)	(7,898)	54,138
Labor claims (v)	156,060	17,270	4,656	(15,320)	(5,369)	157,297
Environmental claims (vi)	182,689	5,022	5,204	-	(2,404)	190,511
Subtotal	1,489,907	43,230	51,144	(92,603)	(68,428)	1,423,250
Escrow deposits	(309,525)	(14,564)	(7,065)	2,092	-	(329,062)
Total	1,180,382	28,666	44,079	(90,511)	(68,428)	1,094,188

(b)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of approximately R$3,436,700 on March 31, 2014 (R$3,244,500 in December 2013).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

                (c)         Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 1,370 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$4,528 increase in the lawsuits classified as probable loss (net of escrow deposits) is related to new lawsuits filed and interest rates, fees and updates of lawsuits in progress, partially offset by payments made in the year and revisions of expectations caused by favorable decisions during 2014.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$86,244 decrease in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is mainly related payments made during 2014.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$7,945 decrease in lawsuits with probable chances of loss (net of escrow deposits) was mainly due to shelving of several lawsuits and revisions of expectations caused by favorable decisions to the Company during 2014.

(iv)            Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The decrease of R$5,560 in lawsuits with expectation of probable losses (net of escrow deposits) was mainly due to favorable decisions to the Company.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$1,205 increase in lawsuits with probable chances of losses (net of escrow deposits) is related to new lawsuits filed and interest rates, fees and updates of lawsuits in progress.

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$7,822 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits and agreements in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

18           Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.4 % on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of payroll, on average.

(b)         Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2013	546,748
Expenses recognized in 2014	16,091
Payments made in 2014	(5,242)
Pension plan liabilities on March 31, 2014 (i)	557,597

Unfunded plan – G0
Pension plan liabilities on December 31, 2013	1,780,268
Expenses recognized in 2014	56,233
Payments made in 2014	(33,687)
Pension plan liabilities on March 31, 2014 (iii)	1,802,814

Total	2,360,411

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.16% of the portion of the salary of participation up to 20 salaries; and

•         9.88% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of March 31, 2014, SABESP had a net actuarial liability of R$557,597 (R$546,748 in December 2013) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets.

(ii)        Private pension plan benefits – Defined contribution

On March 31, 2014, Sabesprev Mais plan, based on defined contribution, had 5,263 (5,267 in December 2013) active and assisted participants.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

On March 31, 2014, the commitment to all participants who migrated to the Sabesprev Mais plan amounted to R$10,261 (R$10,613 in December 2013) referred to active participants.

(iii)          Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2014, the Company recorded a defined benefit obligation for Plan G0 of R$1,802,814 (R$1,780,268 in December 2013).

(c)         Profit sharing

The Company recorded as reference to the 2014 Profit Sharing Program the amount corresponding to one-month salary for each employee, depending on the establishment goals. From January to March 2014 and 2013, R$17,212 and R$15,674, respectively were accrued.

19           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances on March 31, 2014 and December 31, 2013 were R$423,784 and R$323,208, respectively.

20          Equity

(a)              Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2013), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of March 31, 2014 (683,509,869 in December 2013) held as follows:

	March 31, 2014		December 31, 2013
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,258	50.26%	343,524,258	50.26%
Brazil Clearing and Depository Corporation - CBLC	161,090,475	23.57%	174,076,755	25.47%
The Bank Of New York ADR Department (equivalent in shares) (*)	178,286,202	26.08%	165,291,202	24.18%
Other	608,934	0.09%	617,654	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)           Each ADR corresponds to 1 share.

The following was approved at the Annual and Extraordinary Shareholders’ Meetings held on April 30, 2014:

•     the distribution of dividends as interest on shareholders’ equity amounting to R$537,465;

•     the capital increase from R$6,203,688 to R$10,000,000, due to the capitalization of part of profit reserve and total capital reserve, totaling R$3,672,057 and R$124,255, respectively; and,

•     regardless of Bylaws amendment, the capital stock may be increased up to the maximum limit of R$15,000,000, by means of the Board of Directors’ resolution and previously hearing the fiscal council.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 21 to the Annual Financial Statements as of December 31, 2013.

21           Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	1Q14	1Q13

Income attributable to the Company’s shareholders	477,586	496,201
Weighted average number of common shares issued	683,509,869	683,509,869	(*)

Basic and diluted earnings per share (reais per share)	0.69873	0.72596

(*) Amount restated due to the split occurred on April, 22, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

22          Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

Result

	1Q14
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	1,340,077	1,104,354	531,227	2,975,658

Gross sales deductions	(100,723)	(83,005)	-	(183,728)

Net operating income from external customers	1,239,354	1,021,349	531,227	2,791,930

Costs, selling and administrative expenses	(929,741)	(585,775)	(520,472)	(2,035,988)

Income from operations before other operating expenses, net and equity accounting	309,613	435,574	10,755	755,942

Other operating income (expenses), net				(43,069)

Equity accounting				(368)

Financial result, net				27,519

Income from operations before taxes				740,024

Depreciation and amortization	145,136	115,122	-	260,258

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	1Q13
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	1,285,902	1,032,945	495,609	2,814,456

Gross sales deductions	(93,947)	(75,466)	-	(169,413)

Net operating income from external customers	1,191,955	957,479	495,609	2,645,043

Costs, selling and administrative expenses	(888,964)	(543,661)	(485,962)	(1,918,587)

Income from operations before other operating expenses, net and equity accounting	302,991	413,818	9,647	726,456

Other operating income (expenses), net				8,835

Equity accounting				(150)

Financial result, net				27,309

Income from operations before taxes				762,450

Depreciation and amortization	105,253	89,912	-	195,165

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	1Q14	1Q13

Gross revenue from construction recognized under ICPC 1 (R1) (a)	531,227	495,609
Construction costs recognized under ICPC 1 (R1) (a)	520,472	485,962

Construction margin	10,755	9,647

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 12 (c) and (g).

23          Operating Revenue

(a)            Revenue from water and sewage services:

	1Q14	1Q13

Metropolitan region of São Paulo	1,729,248	1,688,016
Regional Systems (i)	715,183	630,831
Total (ii)	2,444,431	2,318,847

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)  Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii) Revenue from water and sewage services increased by 5.4% in the first quarter of 2014 year-on-year. The billed volume was up 5.2% as of March 31, 2014. The 2.35% tariff repositioning was applied as of April 2013 and the 3.1% tariff adjustment as of December 2013.

(b)     Reconciliation between gross operating income and net operating income:

	1Q14	1Q13

Revenue from water and sewage services	2,444,431	2,318,847
Construction revenue (Note 12 (c))	531,227	495,609
Sales tax	(183,728)	(169,413)
Net revenues	2,791,930	2,645,043

24          Operating Costs and Expenses

	1Q14	1Q13
Operating costs
Salaries and payroll charges	344,299	318,734
Pension obligations	11,769	15,402
Construction costs (Note 12 (c))	520,472	485,962
General supplies	44,950	40,576
Treatment supplies	69,654	64,876
Outsourced services	200,473	163,730
Electricity	139,690	144,387
General expenses	107,980	116,351
Depreciation and amortization	239,430	186,848
	1,678,717	1,536,866

Selling expenses
Salaries and payroll charges	54,872	51,486
Pension obligations	1,553	2,601
General supplies	1,099	2,119
Outsourced services	62,129	26,426
Electricity	166	172
General expenses	19,286	18,361
Depreciation and amortization	2,799	2,718
Allowance for doubtful accounts, net of recoveries (Note 7 (c))	14,693	37,401
	156,597	141,284

Administrative expenses
Salaries and payroll charges	42,137	41,854
Pension plan	42,108	31,739
General supplies	1,048	1,584
Outsourced services	52,058	38,595
Electricity	162	268
General expenses	25,403	80,713
Depreciation and amortization	18,029	5,599
Tax expenses	19,729	40,085
	200,674	240,437

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

Operating costs and expenses
Salaries and payroll charges	441,308	412,074
Pension plan	55,430	49,742
Construction costs (Note 12 (c))	520,472	485,962
General supplies	47,097	44,279
Treatment supplies	69,654	64,876
Outsourced services	314,660	228,751
Electricity	140,018	144,827
General expenses	152,669	215,425
Depreciation and amortization	260,258	195,165
Tax expenses	19,729	40,085
Allowance for doubtful accounts, net of recoveries (Note 7 (c))	14,693	37,401
	2,035,988	1,918,587

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

25          Financial Expenses and Income

	1Q14	1Q13

Financial expenses
Interest and charges on loans and financing – local currency	(82,209)	(82,525)
Interest and charges on loans and financing – foreign currency	(24,343)	(18,416)
Other financial expenses (i)	(21,031)	(12,178)
Income tax over international remittance	(2,585)	(1,877)
Inflation adjustment on loans and financing (ii)	(33,054)	(24,149)
Inflation adjustment on Sabesprev Mais deficit (iii)	(339)	(448)
Other inflation adjustments (iv)	(2,491)	(3,638)
Interest and inflation adjustments on provisions	(19,946)	(52,431)
Total financial expenses	(185,998)	(195,662)

Financial income
Inflation adjustment gains (v)	25,344	28,996
Income on short-term investments	47,706	32,978
Interest and other income (vi)	23,802	31,429
Total financial income	96,852	93,403

Financial, net before foreign exchange variations	(89,146)	(102,259)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (vii)	117,036	129,604
Other foreign exchange variations	(27)	(1)
Foreign exchange gains	(344)	(35)
Foreign exchange variations, net	116,665	129,568

Financial, net	27,519	27,309

(i)          This variation is mainly due to interest rates of the Public-Private Partnership agreement of Alto Tietê Production System – CAB – Sistema Produtor Alto Tietê S/A, in the amount of R$9,569 in the first quarter of 2014.

(ii)        The account variation mainly derives from an increase in debt balance indexed to IPCA in view of the 17th and 18th Issue of Debentures. This inflation adjustment derives from changes in the indexes defined in loan agreements, such as, UPR, IPCA, CDI and TJLP, corresponding to 0.2%, 2.2%, 10.6% and 5.0%, respectively, in the first quarter of 2014. (0.0%, 1.9%, 7.0% and 5.0%, respectively, in the same period 2013). The exposures to these rates are shown in Note 3.1.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(iii)        This reduction derives from the variation in the National Consumer Price Index (INPC) rate of 2.1% the first quarter of 2014 and 2.0% in the same period 2013, which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.

(iv)         Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC and IPCA of 2.2% and 2.2% in the first quarter of 2014 and 1.2% and 1.9% % in the first quarter of 2013, respectively.

(v)           These inflation adjustments arise from accounts/bills of overdue accounts receivable, which are restated depending on the payment date, by IPCA (2.2% in the first quarter of 2014 and 1.9% in the same period of 2013) or IPC-FIPE (Consumer Price Index, 2.2% in the first quarter of 2014 and 1.2% in the same period of 2013), and escrow deposits, which are adjusted by the index defined by the Judiciary Branch, which varied between 2.0% in the first quarter of 2014 and 2.2% in the same period of 2013.

(vi)         The variation is mainly due to interest rates on agreements and installment payments.

(vii)     The decrease in foreign exchange variation on loans and financing mainly arises from the 1.6% Yen slighter depreciation against the Brazilian Real in the first quarter of 2014, when compared to the 9.7% depreciation in the same period of 2013. This reduction was partly offset by higher US Dollar depreciation of 3.4% in 2014, compared to 1.5% in 1Q13.

26          Other Operating Income (expenses), net

	1Q14	1Q13

Other net operating income, net	16,507	10,637
Other operating expenses (i)	(59,576)	(1,802)

Other net operating income (expenses)	(43,069)	8,835

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, and PURA projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(i) The increase in other operating expenses is due to the provision for losses with works, projects, hydrometers and accounts receivable with the municipality of Diadema.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

27           Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of March 31, 2014 are as follows:

	1 year	1-3 year	3-5 year	More than 5 years	Total
Contractual obligations - Expenses	984,425	995,871	55,249	3,785,112	5,820,657
Contractual obligations – Investments	1,306,807	1,732,157	164,008	2,186,389	5,389,361
Total	2,291,232	2,728,028	219,257	5,971,501	11,210,018

The main commitment refers to São Lourenço PPP, see Note 12 (i).

28          Additional information on cash flows

	1Q14	1Q13

Total additions of intangible assets as per Note 12	662,078	588,274

Items not affecting cash (see breakdown below)	(151,638)	(136,958)

Total additions to intangible assets as per statement of cash flows	510,440	451,316

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period	38,148	57,659
Contractors	(39,372)	(53,336)
Program contract commitments	117,751	57,609
Leasing	24,356	65,379
Construction margin	10,755	9,647
Total	151,638	136,958

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

29          Events after the reporting period

(a) Capital Stock

The following was approved at the Extraordinary Shareholders’ Meeting held on April 30, 2014:

- Company’s capital stock increase, without issuing new shares, by capitalizing the capital reserve, in the amount of R$124,255 and part of the Company’s profit reserve balance, in the amount of R$3,672,057, pursuant to Article 169, Paragraph 1 and Article 199 of Federal Law  6.404/1976.

- amendment to the Company’s Bylaws altering (a) the caput of Article 3, in order to reflect the Company's new fully paid-up capital stock after the increase provided for in item I above; (b) Article 3, Paragraph 1, in order to increase the limit of authorized capital to fifteen billion reais (R$15,000,000); (c) Article 14 to update the duties of the three (3) executive boards, due to the changes in their organizational structures.

(b) Allocation of profit for 2013 fiscal year

The Annual Shareholders’ Meeting held on April 30, 2014 approved the allocation of profit for 2013, totaling R$1,923,559:

Legal reserve	96,178
Minimum mandatory dividends (25%)	456,845
Additional dividends	80,620
Investments reserve	1,289,916

(c) Tariff Revision

ARSESP, by means of ARSESP Resolution no. 484/2014, disclosed the result of SABESP’s tariff revision, which consists of:

a) Apply, as of May 11, 2014, the tariff repositioning index of 5.4408% in relation to the tariffs in force and the annual efficiency factor (X Factor) of 0.9386%, to be deducted in the next annual tariff adjustments;

b) Allow Sabesp, given its market’s atypical condition, due to water shortage and the measures that has been taken to stimulate water saving in order to ensure supply, so that it may apply on an appropriate and future date the repositioning index arising from the tariff revision and recalculating and monetarily restating the applicable amounts, so that to ensure its economic and financial breakeven;

c) The next annual tariff adjustments shall take place on April 11, 2015 and April 11, 2016 and the next tariff revision on April 11, 2017;

d) Approve the following formula for annual tariff adjustment, to be applied in the second tariff cycle:

P t = [1 + (IPCA – X)/100] * P t-1 - FAQ t

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Where:

* Pt = is the maximum average tariff to be applied during year t of the second tariff cycle

* IPCA is the percentage variation of IBGE’s Extended Consumer Price Index (IPCA/IBGE) for the reference period.

* X = is the 0.9386% percentage of efficiency to be transferred to users at the end of each t year of the second tariff cycle, as defined in the Final Technical Note no. RTS/004/2014.

* P t-1 = is the maximum average of previous tariff year whose initial value will be P0.

* FAQ t = is the quality correction factor, expressed in R$/billed m3, to be defined and applied in the future.

However, at the end of January, SABESP had requested ARSESP’s authorization to implement a Water Consumption Reduction Incentive Program for consumers of São Paulo Metropolitan Region who are served by the Cantareira system, since the low rain indices drastically reduced the volume of stored water. The Program, which grants a 30% tariff discount for users who reduce their monthly water consumption by, at least, 20% in relation to  average consumption through January 2014, was approved by ARSESP Resolution no. 469 of February 3, 2014.

The continuation of the unfavorable water situation in February and March led SABESP to expand the scope of the Program, extending the benefit of tariff reduction to all São Paulo Metropolitan Region’s users served by SABESP, as approved by ARSESP Resolution no. 480 of April 02, 2014.

Thus, the Company informed on April 16, 2014, pursuant to Article 13, item VI of the Company’s Bylaws and taking into consideration the possibility allowed by ARSESP Resolution 484, that the Company may apply the repositioning index arising from the tariff revision on a date appropriate and favorable to the market’s condition, the Board of Directors resolved to postpone the application of the repositioning index on an appropriate date until, at most, end of December 2014.

(d) Sabesp’s Incentive Program to Reduce Water Consumption

After being approved by ARSESP on an emergency basis through Resolution 469/2014, SABESP adopted an economic incentive to stimulate households of the Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the inedited rainless in the Cantareira System, which is in a critical level and which supplies almost 10 million people.

The clients who reduced by, at least, 20% the average consumption of a 12-month period: February 2013 to January 2014 will have a 30% discount in their bill. This deduction shall apply over a lower amount, since decrease in consumption will result in cheaper bill to apply the benefit.

This measure applies to households, commerce and industries supplied by Cantareira System: the entire north area and São Paulo downtown, part of east and west areas of the capital city, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also served by Cantareira System, the distribution is under the local governments’ responsibility, which buys water from SABESP. The municipal services shall decide on granting this incentive.

This benefit will be valid for the bills in the reference months from February to August and consumers will receive the bill from March to September. In Santana de Parnaíba, this measure shall apply in the reference months from March to August and bill is delivered between April and September.

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ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

However in April 2014, the water consumption reduction incentive program was extended until the end of 2014 and to the entire metropolitan region of São Paulo or until the water level at reservoirs is normalized.  Due to the drought and low water volume at the Cantareira System, the Water and Electricity Department of the State of São Paulo (DAEE) and the Water National Agency (ANA) determined that, since March 10, 2014, we are temporarily required to restrict the outflow of water caught from the Cantareira System from 33 m³/s to 27.9 m³/s. In order to provide this lower water availability and continue providing supply to the population, we are expanding the water use from other sources. This can result in an increase in costs to serve São Paulo Metropolitan Region’s consumers. If the situation at reservoirs affected by the drought does not improve, we may have to take more drastic measures.

(e) Program Contract

On April 7, 2014, the Company renewed its Program Contract of Water Supply and Sewage Services with the municipality of Registro.

This agreement has a 30-year term.

(f) São Lourenço Production System

On April 10, 2014, the Company began the works at the São Lourenço Water Production System, which will increase the supply capacity in the Metropolitan Region of São Paulo by 4.7 thousand liters per second. 1.5 million people living in the municipalities of Barueri, Carapicuíba, Cotia, Itapevi, Jandira, Santana de Parnaíba and Vargem Grande Paulista will be directly benefited from such increase. SABESP has an installed capacity to produce 73,000 liters of treated water per second. The new system will expand this capacity to 77.7 thousand liters per second. The work has been carried out through a Public-Private Partnership. The services agreement has a 25-year term and aims at providing services related to the operation of the systems of dehydration, drying and final disposal of sludge, maintenance and works, having an estimated amount of R$6.0 billion and an estimated investment of R$2.21 billion and will be fully made by the special purpose entity referred to as Sistema Produtor São Lourenço S/A, whose shareholders are Construções e Comercio Camargo Corrêa and Construtora Andrade Gutierrez. See Note 12(i).

(g) Use of reservoir - EMAE

On April 10, 2014, we issued a Notice to the Market to announce that we are negotiating a possible future agreement with EMAE. However, no adjustment has been confirmed, and no agreement has been executed by either party up to date.

(h)  Law 12,973

On May 13, 2014, the Provisional Presidential Decree 627 of November 11, 2013 was converted into Law 12,973, which amend the federal tax laws related to the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, Contribution to PIS/Pasep and Contribution to Social Security Financing– Cofins and revokes the Tax Transition System- RTT, enacted by Law no.11,941 of May 27, 2009.

Pursuant to this law, the legal entity may adopt the rules as of January 1, 2014, the option of which shall be irreversibly expressed with the Federal Revenue Service, except for Articles 3, 72 to 75 and 93 to 119, which are in force as of the publication date. The Company has decided to not adopt such anticipated option.

The analyses prepared by the Company do not show relevant impacts on its operations and on its accounting information for the period ended March 31, 2014.

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ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Projections

Version: 1

Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

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ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

Version: 1

1.       CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 3/31/2014
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	1,515	0	1,515	0
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,525,773	50.3%	343,525,773	50.3%

Outstanding shares	339,984,096	49.7%	339,984,096	49.7%

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ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

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CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 3/31/2013
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	506	0	506	0
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	114,508,592	50.3%	114,508,592	50.3%

Outstanding shares	113,328,031	49.7%	113,328,031	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at 3/31/2014 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,258	50.3	343,524,258	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2014, which comprises the balance sheet as of March 31, 2014 and the related statements of income, other comprehensive income, changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – March 31, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 14, 2014

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 1, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.